GAMESTACY is creating Influenzen

Building a virtual gaming universe for Gen-Z & Y!



Problem

70% of gamers hang out without playing the main game

Gamers are currently hanging out in game worlds and more expected to do so

Expect to hang out **in the future** in game worlds without playing the main game


70%
63%
52%
Gen Z
Millennials
Gen X

70%

Of Gen Z gamers expect to hang out in game worlds without gaming vs. 52% of Gen X

NewZoo Gaming Insight Report 2020

It is clear younger generation needs a better place to hang out inside games!

Solution

Combining a Social Network and Gaming giving Gen-Z and Y the ultimate place to hang out inside games













Product: Influenzer Social Games Platform

Combining social network, gaming & user-generated content!


Water
Lovely

Users can create levels & items and share them to earn real money.

Gen Z Favor Genres That Empower Creative Freedom like Sandbox & Battle Royale



Social Network like UI/UX with feed, stories & reels

Young players turn to games to socialize while older gamers play to unwind & relax



10+ Multiplayer Mini-Games to play together

Younger generations are more likely to play multiplayer titles with friends


Jane Doe
12.1k followers
500

AI-based recording to share best gaming moment

Over 2/3 of young game enthusiasts both watch and play games



Attend or Host Virtual Events, Get-Together with Family & Friends

70% of Gen Z gamers expect to hang out in game worlds without gaming



Create avatars with body, face and clothes customization

U.S. Gamer want diversity to reflect in games & half of them claim not to play games they felt are not made for them

Early Traction : Beta Launched | Pre-Revenue

Great Publishing Deals and Promising Consumer Behaviour

Signed Deals

Google Play — Selected by Google Accelerator 21

Jio — Signed Deal with Jio
338+ Million Active Users

Lion CPI Test Result

40 Minutes Average Session Length

*Exact average time is 39 minutes 18 seconds

Location



24.5 %
14.5 %
10.5 %
6.0 %
3.5 %
41.0 %
India
USA
Iran
Brazil
Indonesia
Rest of the World

MVP Retention



21%
35%
22%
12%
16%
12%
4%
2%
8%
4%
1%
0%
DAY 1
DAY 7
DAY 30
MVP
Top Game
Average
Below Average

* Benchmark Game Analytics Report

Gender



29.9%
Male
70.1%
Female

Age



18-24
25-34
35-44
45-54
55-64
65+
0%
5%
10%
15%
20%
25%
30%
35%
Female
Male

Market Opportunity

TAM
$175.8 Billion
Global Games Market

SAM
$77.7 Billion
Mobile Gaming Industry

SOM
$19.42 Billion
Young Women Mobile Gaming Market

- **Gaming Industry expected to be a $300 Billion industry by 2030**
- **Mobile Gaming Industry produced 77.7 Billion in 2020**
- **2.7 Billion people play mobile games Around the world**
- **Tremendous Growth Rate 13.3% YOY Increase**

Competitive Advantage: Platform

	Influenzer	Roblox	Zepeto	Struckd	KoGaMa	HiberWorld	Crey
Personal Profile	✓	✓	✓	✓	✓	✓	✓
Avatar Customization	✓	✓	✓	✓	✓	✗	✗
Chat & Groups	✓	✓	✓	✗	✓	✗	✓
Create In-Game Items	✓	✓	✓	✗	✗	✓	✓
Virtual Currency	✓	✓	✓	✓	✓	✗	✓
Create Games On Mobile	✓	✗	✗	✓	✓	✓	✓
Social Media Feed	✓	✗	✓	✗	✗	✗	✗

Competitive Advantage: Gameplay



MORE SOCIAL
LESS STORY DRIVEN
MORE STORY DRIVEN
LESS SOCIAL
Stories
Episode
Britney

Business Model

In-App Purchase, Subscription, Ads and Creator Economy

Creator Economy: Creators make digital goods and sell to other users inside the platform. Revenue is shared Gamestacy and Creators.



Buys Virtual Currency
with Real Money
$
$
Player
Buys Digital Items
with Virtual Currency
$
Artist
Paid for items purchased
$
Level Designer
Paid according to the time spend in their level
$
Gamestacy
Platform Fees

Go To Market Strategy







	Development	Testing (We are here)	Scaling
Product Roadmap	Core Gameplay Modules Social Network	App Vitals Retention Monetization	UGC Platform Liveops Personalized User Experience Multi-Platform Support
Growth Roadmap	Ads Creative	Cost Per Install (CPI) Lifetime Value (LTV)	UA at Scale

Defensibility



Strong Culture and Talent

We have a Strong Culture & Talent is primary defensibility relevant to gaming industry.



Intellectual Property

Patents Protecting In-Game Mechanics, Social Moderation System and Unique Novel Game Systems.



Network Effect

Influenzer is designed to be long-lasting and highly social. Gaming can have a massive fan following that doesn't fade away. Similar to Harry Potter, Star Wars, etc.



Development Cost Advantage

4-8 times lower cost to develop video games in India compared to U.S.A, Finland etc.



Strong Identity to Empowerment

Gamers strongly identify with quality games and gaming companies. Our Company has deep values towards inclusivity & diversity and creating high-quality games

Why are we the best team?



Danish Sinha, CEO

7 years experience in the mobile gaming industry.
Learned game development online from Michigan State and CalArts.

Successful built more than 20+ games. Previously Co-founded PakkaProfile, a VC backed startup.



Angelo, Mentor

Ex-Director of Game Design at Zynga

Ex-Creative Director at Games2Win



Roki, Mentor

CEO of TouchTen Games

Michigan University



Jon, Dev-Partner

CEO of Beamable

Top 30 people in Metaverse Design

Business Development

- **Apoorv** – Growth Product Manager
- **Aranya** – Content Writer
- **Abhishek** – Content Creator
- **Swarna** – Advisor

Development

- **Yogesh** – Unity Developer
- **Vikas** – Unity Developer
- **Tuhin** – Unity Developer
- **Bharath** – Game Tester

Art and Design

- **Ria** – 2D & 3D Artist
- **Adelynn** – Music Producer
- **Gaurav** – Game Designer
- **Ankit** – Technical Artist

Partnership

- Google Games Accelerator
- Jio
- Newchip Acceletor
- Beamable

Financial Model: 1st Year Revenue

	Average KPIs		Good KPIs		Great KPIs
ARPDAU	$0.05	**ARPDAU**	$0.15	**ARPDAU**	$0.25
CPI (LOW)	$0.75	**CPI** (LOW)	$0.50	**CPI** (LOW)	$0.25
CPI (HIGH)	$2.00	**CPI** (HIGH)	$1.50	**CPI** (HIGH)	$0.80
Revenue (1yr)	$1,412,602.68	**Revenue** (1yr)	$6,026,250.16	**Revenue** (1yr)	$19,497,021.93
Installs (1yr)	1,250,278	**Installs** (1yr)	1,757,632	**Installs** (1yr)	3,390,722
LTV (1yr)	$1.42	**LTV** (1yr)	$4.25	**LTV** (1yr)	$7.09
Platform Fees (15/30%)	$273,781	**Platform Fees** (15/30%)	$1,657,875	**Platform Fees** (15/30%)	$5,699,107
Total UA Spend (1yr)	$600,000	**Total UA Spend** (1yr)	$600,000	**Total UA Spend** (1yr)	$600,000
Net Profit (1yr)	$538,821.88	**Net Profit** (1yr)	$3,768,375.11	**Net Profit** (1yr)	$13,197,915.35
Complete FM Breakdown	Link 1		Link 2		Link 3

Definitions

ARPDAU	Average Revenue Per Daily Active User
CPI	Cost per install to acquire a use via paid advertising
LTV	The Life Time Value of a player over the defined period (avg amount a player will spend the entire time they play your game). LTV usually refers to *all* the revenue you'll ever collect from a player, but here we've bracketed it inside a number of days to help you understand progression to the ultimate value.

**These are forward-looking projections that cannot be guaranteed.*

Gaming Landscape (Public & Acquisitions)

Recently went Public

Roblox
$45 Billion

Playtika
$11.1 Billion

Recent Acquisition

Year 2020

ACQUIRER	TARGET	DEAL VALUE (USD)
Microsoft	Zenimax Studio	$8.1 Billion
Zynga	Peak	$1.8 Billion
Tencent	Leyou	$1.5 Billion
E.A.	Codemasters	$1.2 Billion
Macarthur Fortune Holding	Jagex	$530 Million

Year 2021

ACQUIRER	TARGET	DEAL VALUE (USD)
ByteDance	Moonton	$4 Billion
E.A.	Glu Mobile	$2.4 Billion
E.A.	Leyou	$1.4 Billion
Embracer Group	Gearbox Software	$1.3 Billion
Tencent	Sumo Group	$1.27 Billion

Contact Information



Danish Sinha

CEO

danishsinha@gamestacy.com

+91 8860350408

https://gamestacy.com

Gamestacy Social Media